Exhibit 21.1

List of Subsidiaries of the Registrant

	Name	Jurisdiction
1.	MarchexPaymaster, LLC	Delaware
2.	goClick.com,Inc.	Delaware
3.	Marchex,LLC	Delaware
4.	MarchexSales, LLC	Delaware
5.	MarchexCAH, Inc.	Delaware
6.	MarchexCA Corporation	Nova Scotia
7.	MarchexInternational, Ltd.	Ireland
8.	MarchexVoice Services, Inc.	Pennsylvania
9.	MarchexEurope Limited	United Kingdom
10.	JingleNetworks, Inc.	Delaware
11.	Archeo,Inc.	Delaware
12.	MarchexAustralia Pty Ltd	Australia